January 26, 2006

Mail Stop 4561

Richard Szymanski
Chief Financial Officer
Morgans Hotel Group Co.
475 Tenth Avenue
New York, NY 10018

      Re:	Morgans Hotel Group Co.
		Third Amendment to Registration Statement on Form S-1
      Filed January 17, 2005
		File No.  333-129277

Dear Mr. Szymanski:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. We have considered your response to prior comment 2 and your additional correspondence dated January 23, 2006, and January 25, 2006. We continue to believe that integration is warranted in this case. Please revise your disclosure to quantify and discuss any contingent liability that may arise as a result of integration.






Risk Factors, page 15

Risks Related to Our Business, page 15

The use of joint ventures..., page 21
2. Please describe risk related to the Las Vegas joint venture in significantly more detail, including:
* quantification of your potential liability for the costs incurred by the venture;
* the potential inability to obtain non-recourse financing in the amount of $500 million;
* any rights (such as buyout rights or transfer restrictions) that your partner may hold, which could be detrimental to the interests of your shareholders; and
* the fact that you do not have a controlling interest in the venture.

Management`s Discussion and Analysis of Financial Condition...,
page
60

Liquidity and Capital Resources, page 76

3. Please indicate when you expect to make the payments related to the Las Vegas joint venture prior to obtaining financing.

Our Business and Properties, page 85
4. Where relevant, please discuss the operation of your joint venture in more detail, including specific milestones and the anticipated timeline.

Legal Proceedings, page 110
5. Please update your disclosure to discuss the lawsuit filed recently by Philips South Beach LLC.








Management, page 123

Employment Agreements, page 129
6. Please file all employment agreements as exhibits to this registration statement.


Annual Bonus Plan, page 133
7. Please describe in more detail the "goals" and benchmarks that will be relevant to gauging performance of your managers and disclose, if true, that your board retains discretion to award bonuses regardless of your performance. Also, please clarify whether the measures used to evaluate performance for the annual bonus plan will be the same as those used to award bonuses under the employment agreements with Messrs. Sheetz, Gordon, and Szymanski.

Principal and Selling Stockholders, page 144
8. Please identify the natural person controlling the investment decision of Sorco Interfund, LLC.
9. It appears that Deutsche Bank Alex. Brown Exchange Fund I, LP, is affiliated with a broker dealer. Please tell us why this selling shareholder should not be identified as an underwriter. Your analysis should address the following points:

* how long the selling shareholder has held the securities;

* the circumstances under which the selling shareholder received the securities;

* the selling shareholder`s relationship to the issuer;

* the amount of securities involved;

* whether the seller is in the business of underwriting securities;
and

* whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.





Part II

Item 15.  Recent Sales of Unregistered Securities, page II-2
10. We note your response to prior comment 13. Please further revise this disclosure to reflect integration of the formation transaction with the public offering.



The following comments are in response to your letter dated
January
20, 2006:

General
11. Please provide us with the terms of the original joint venture agreement pertaining to any additional funds the equity investors are committed or contingently committed to provide to the joint venture beyond the original funding date. Furthermore, please provide us with copies of pertinent excerpts from your joint venture agreement regarding the original funding of the joint venture, including additional financial support other than the original equity investment.
12. Please provide us with your calculation of sufficient total equity at risk, as defined by paragraph 5 of FIN 46R, and explain whether or not any additional unfunded financial support was included in that calculation. If so, explain the terms and amount of any unfunded additional financial support that was contemplated at inception of the joint venture.

Annex A

Summary of Key Terms of the Old Debt
13. Please advise us of the nature and amount of the proceeds from the Note that were used for a reduction of share capital. Explain if the reduction in capital was a one-time event or part of a broader plan or requirement to make capital distributions. See comment 14 below.











Annex B

Summary of Key Terms of the Refinanced Debt
14. We note that the proceeds from the refinanced debt with Citibank
International PLC were used to make loans to Morgans Hotel Group Europe Limited to enable it to repay its outstanding shareholder loans and make other distributions. Please quantify these other distributions and tell us what they were for. Tell us if and under what circumstances the company is contractually required to make any distributions other than upon liquidation or termination of the joint venture.

Annex C

Summary of Key Terms of the Shareholder Loans
15. Please tell us if the shareholder loans were subordinated to the other outstanding liabilities of the joint venture.
16. We note that the proceeds from the shareholder loans were used for the funding of debt service and the purchase of a Site Bar in St.
Martins. Please provide us with the details of the purchase of the
Site Bar and in your response include the total purchase price and the portion of the purchase price that was funded by these loans.



      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Jessica Barberich at 202-551-3782 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Ossias at 202-551-3404 or me at 202-551-3780 with any other questions.



Sincerely,



Karen J. Garnett
Assistant Director



cc:	Robert W. Downes (via facsimile)

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Richard Szymanski
Morgans Hotel Group Co.
January 26, 2006
Page 1